

August 25, 2020

Walter G. Borst
Chief Financial Officer
NAVISTAR INTERNATIONAL CORP
2701 Navistar Drive
Lisle, IL 60532

> **Re: NAVISTAR INTERNATIONAL CORP**
> **Form 10-K for the Year Ended October 31, 2019**
> **Filed December 17, 2019**
> **Form 10-Q for the Period Ended April 30, 2020**
> **Filed June 4, 2020**
> **File No. 001-09618**

Dear Mr. Borst:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the period ended April 30, 2020

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 45

1. We note that your current discussion of changes in your results of operations includes a discussion of the factors responsible for the changes. However, it does not provide adequate quantification as to how each factor impacted your results of operations for the periods presented. For example, you state that certain changes were "primarily" attributed to one factor or "partially offset" by another factor. Where multiple factors impact a line item in your financial statements, please revise to quantify, where practical, how each factor impacted your reported results of operations in accordance with Item 303(a)(3) of Regulation S-K and Section III.D of Release No. 33-6835. In your response, please provide us with an example of the disclosure to be included in future filings based on

current results.

Critical Accounting Policies, page 57

2.   On page 17, you disclose impairment triggers that resulted in impairment charges. On page 43, you disclose that the full severity and duration of the related global economic crisis is not known, but it is expected to continue to negatively impact your operating results and you expect the impacts of the COVID-19 pandemic on your results to be more significant in the third quarter and may continue until global economic conditions improve. Please tell us the material assumptions considered in your most recent impairment analysis for long-lived assets. Additionally, tell us if you believe these assumptions are reasonably likely to change for your third quarter in fiscal 2020 as compared to those used for the first half of fiscal 2020. Finally, revise future filings to provide disclosure required by ASC 275-10-50-8, as applicable.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346 or Melissa Raminpour, Branch Chief, at (202) 551-3379 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing